UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BEASLEY BROADCAST GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

074014101

(CUSIP Number)

3033 Riviera Drive, Suite 200

Naples, FL 34103

(239) 263-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George G. Beasley Grantor Retained Annuity Trust, dated November 18, 2002

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO – Gift

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,500,000 8 SHARED VOTING POWER 9 SOLE DISPOSITIVE POWER 3,500,000 10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0% (1)

14	TYPE OF REPORTING PERSON OO

(1)	See Item 5(a) of this Schedule 13D.

Item 1.    Security and Issuer.

This statement relates to shares of the Class A Common Stock, $.001 par value per share (the “Class A Common Stock”) of Beasley Broadcast Group, Inc. (the “Issuer”). Shares of the Issuer’s Class B Common Stock, $.001 par value per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) are convertible at the option of the holders thereof on a one-for-one basis into shares of Class A Common Stock. The Issuer’s principal executive offices are located at 3033 Riviera Drive, Suite 200; Naples, Florida 34103.

Item 2.    Identity and Background.

This Schedule is filed on behalf of the George G. Beasley Grantor Retained Annuity Trust, dated November 18, 2002 (the “Reporting Person”). The business address of the Reporting Person is c/o Beasley Broadcast Group, 3033 Riviera Drive, Suite 200, Naples, Florida 34103. The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The transaction reported in this Schedule 13D is an estate planning transfer by George G. Beasley, the Chairman and Chief Executive Officer of the Issuer. On November 18, 2002, the George Beasley Revocable Trust, dated May 26, 1998, George Beasley as Trustee, transferred 3,500,000 shares of Class B Common Stock to George G. Beasley, individually. Simultaneous with this transaction, on November 18, 2002, George G. Beasley transferred these 3,500,000 shares to the Reporting Person. Mr. Beasley is the trustee of the Reporting Person and also reports beneficial ownership of the Class B Common Stock held by the Reporting Person. This transfer represented a change in Mr. Beasley’s form of beneficial ownership of the transferred shares of Class B Common Stock.

Item 4.    Purpose of Transaction.

See Item 3 of this Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)    The Reporting Person beneficially owns 3,500,000 shares, or 32.0% of the Issuer’s Class A Common Stock. The percentage of the Issuer’s Class A Common Stock beneficially owned by the Reporting Person is based on 10,940,698 shares of Class A Common Stock outstanding, consisting of: (i) 7,440,698 shares of Class A Common Stock outstanding as of the date hereof; and (ii) 3,500,000 shares of Class A Common Stock issuable upon conversion on a one-for-one basis of 3,500,000 shares of Class B Common Stock beneficially owned by the Reporting Person.

(b)    The Reporting Person has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Common Stock reported for it.

(c)    There were no transactions effected during the past sixty days in shares of the Issuer in connection with the Reporting Person, except for the transaction described in Item 3 above.

(d)    No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock covered by this Schedule 13D.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.    Material to be Filed as Exhibits.

1.	George G. Beasley Grantor Retained Annuity Trust, dated November 18, 2002

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2003	Grantor Retained Annuity Trust, dated November 18, 2002

	By:	/s/ GEORGE G. BEASLEY

	Name:	George G. Beasley, Trustee